13013361

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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*AD 3/7

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-12 (MM/DD/YY) AND ENDING 12-31-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aegis Energy Advisors Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue 6th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garfield L. Miller III 212 245 2552
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arnold G. Greene, CPA
(Name – *if individual, state last, first, middle name*)

866 United Nations Plaza (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/11/13

OATH OR AFFIRMATION

I, Garfield Miller, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aegis Energy Advisors Corp., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PETER H. COOPER
Notary Public, State of New York
No. 02CO5059941
Qualified in NEW YORK County
Commission Expires MAY 6, 20 14

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEGIS ENERGY ADVISORS CORP.

FINANCIAL STATEMENT

DECEMBER 31, 2012

AEGIS ENERGY ADVISORS CORP.

CONTENTS

DECEMBER 31, 2012

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2108
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

AEGIS ENERGY ADVISORS CORP.

Report on the Financial Statements

I have audited the accompanying statement of Financial condition of Aegis Energy Advisors Corp. (the "Company") as of December 31, 2012, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Laurel Hill Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

February 22, 2013

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

AEGIS ENERGY ADVISORS CORP.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Current assets		
Cash and cash equivalents		$ 107,473
Marketable securities owned		612
Advisory fees receivable		100,000
Prepaid expenses		18,346
Property and equipment, net		3,451
Security deposit		15,160
Total assets		$ 245,042

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Accrued expenses		$ 32,868
Commitments and contingencies		
Stockholders' equity		
Common stock, $1 par value; 510 shares authorized, issued and outstanding	$ 510	
Additional paid in capital	1,067,499	
Accumulated deficit	(855,835)	
Total stockholder's equity		212,174
Total liabilities and stockholder's equity		$ 245,042

See notes to financial statement.

1. Business Organization

Aegis Energy Advisors Corp. (the "Company"), incorporated in 1996 under the laws of Delaware, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, with offices in New York City and Houston, Texas provides strategic and advisory services to clients in the global energy industry.

2. Summary of Significant Accounting Policies

Basis of Presentation: The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition and Receivables: The Company recognizes advisory fees over the term of the related contract. The Company carries its receivables at cost, less an allowance for doubtful accounts. On a periodic basis, the Company assesses its receivables and re-evaluates the allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Depreciation: Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Income Taxes: No provision for federal income taxes has been made, as the Company is an S Corporation and, as such, is not liable for federal income tax payments. The Company is subject to state income taxes at reduced rates as well as local income taxes. The Company prepares its tax returns on the cash basis of accounting. Such difference in accounting methods for financial accounting and income tax reporting give rise to deferred income taxes as discussed below.

2. Summary of Significant Accounting Policies *(continued)*

Income Taxes (continued) The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets tot he amount expected to be realized.

The Company follows the uncertainty in income tax accounting standard. This standard provides applicable measurements and disclosure for uncertain income tax positions.

Employee Lease Costs: The Company has an agreement with an unaffiliated third party whereby such party acts as the employer for the purpose of payroll and benefits, and bills the Company for such employee compensation and benefit amounts. This agreement is cancelable upon thirty days prior written notice and the costs associated with this arrangement are recorded as incurred.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

At December 31, 2012, the Company has available to it a net operating loss carry-forward of approximately $750,000 related to state and local income taxes expiring in fifteen years. The Company has recorded a deferred tax asset of approximately $75,000 on this carry-forward.

3. Income Taxes *(continued)*

A valuation allowance is recognized against deferred tax assets if it is more likely than not that they will not be realized in future years. Accordingly, a valuation allowance of $75,000 has been recorded against the deferred tax asset, which valuation allowance increased by that amount during 2012. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. Due to the difficulty in assessing the level of future taxable gains against which the deferred tax assets could be utilized, a valuation allowance for the full amount of the deferred tax asset has been recorded.

The Company has not recorded an income tax expense with regard to uncertainties in income tax accounting. Accordingly, the adoption of the related standard has had no effect on the Company's financial statements.

4. Property and Equipment

Property and equipment at December 31, 2012 consists of the following:

Furniture and fixtures	$ 4,107
Computer equipment	11,595
	15,702
Accumulated depreciation	12,251
	$ 3,451

Depreciation expense amounted to $4,356 for the year ended December 31, 2012.

5. Line of Credit

The Company has a $25,000 revolving line of credit with a financial institution. Advances on the credit line are re-payable on demand and carry an interest rate of 8% over the bank's prime rate. The effective rate was 11.25% at December 31, 2012. At such date, there was no outstanding balance under the line.

6. Concentrations

The Company maintains all of its cash in financial institutions, which cash balances at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

For the year ended December 31, 2012, two customers accounted for approximately 48% and 22% respectively, of the Company's fee revenues.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. As of December 31, 2012, the Company had net capital of $75,174, which exceeded its requirement of $5,000 by $70,174. The Company's ratio of aggregate indebtedness to net capital was .44 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection (k)(2)(i) of the Rule.

8. Commitments and Contingencies

The Company has a lease agreement for office space plus expenses for office administration, phone and maintenance. The lease agreement is on a month-to-month basis. Rent expense for the year ended December 31, 2012 was $135,541.

9. Benefit Plan

The Company terminated a qualified non-contributory defined benefit pension plan (the "Pension Plan"). The Company recognized a benefit of $37,766 as a result of the Pension Plan's termination.

10. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2012 and determined that there are no material events that would require disclosures in the Company's financial statements.